Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 2 to the Registration Statement No. 333-115812 of Tarantella, Inc. and its subsidiaries (the “Company”) on Form S-1 of our report dated March 5, 2004 relating to the consolidated financial statements of the Company as of September 30, 2003 and 2002, and for each of the three years in the period ended September 30, 2003, (which report expresses an unqualified opinion and includes an explanatory paragraph concerning the restatement of the Company’s 2002 consolidated financial statements), appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/    DELOITTE & TOUCHE LLP

San Jose, California

August 10, 2004